Mail Stop 6010

								December 23, 2005

Via U.S. Mail and Facsimile

Mr. Roderick de Greef
Chief Financial Officer
Cambridge Heart, Inc.
1 Oak Park Drive
Bedford, MA 01730

Re:	Cambridge Heart, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 30, 2005
	File No. 000-20991

Dear Mr. de Greef:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Item 8. Financial Statements and Supplementary Data, page 30

Report of Independent Registered Public Accounting Firm, page 31

1. We note that your Report of Independent Registered Public Accountants is signed by Vitale, Caturano and Company, Ltd. We note that the firm appears to be registered with the PCAOB as Vitale, Caturano and Company, P.C. Please tell us whether your accounting firm has listed both names on their PCAOB application or if the firm has changed their legal name. If both names are listed on the application with the PCAOB, please also include the accounting firm`s
PCAOB registered name on audit reports in future filings. Alternatively, if the accounting firm has changed their legal name, tell us whether they have notified the PCAOB of this change.

Note 8. Convertible Preferred Stock, page 43

2. We note your issuance of preferred stock on December 6, 2004. Additionally we see the presentation of the preferred stock in the mezzanine section of your balance sheet. Please tell us and disclose in future filings the basis for your presentation, including whether you believe the preferred stock is more akin to debt or equity under paragraph 12(a) of SFAS 133, citing applicable literature and terms of your agreements. Please clearly indicate all significant terms, including any redemption provisions. If you determine that the preferred stock is more akin to debt then provide your analysis of whether or not the instrument meets the scope exception of paragraph
11(a) of SFAS 133 by discussing the conversion feature under paragraphs 12-32 of EITF 00-19.

3. In regards to the valuation of the warrants and beneficial conversion feature, please revise future filings to disclose the significant assumptions underlying the valuation including the term, volatility, dividend rate, and discount rate.

4. Please tell us the basis for your presentation of the warrants in the mezzanine section of your balance sheet. In addition, tell us why these are not accounted for as derivative liabilities under SFAS
133 and EITF 00-19 since they are subject to the same registration rights agreement as the preferred stock, the conversion price is subject to adjustment, and there is a cashless exercise provision.







Form 10-Q for the Quarterly Period Ended September 30, 2005

Note 2. Summary of Significant Accounting Policies, page 7

Stock-Based Compensation, page 7

5. We note that on August 15, 2005 you entered into individual option
exchange agreements with four officers, which resulted in
2,686,750
options being cancelled and replaced with 2,975,000 options and on September 19, 2005 you exchanged 805,000 options with five members of the Board of Directors. Please tell us your accounting for these option exchanges citing applicable literature, including FIN 44.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.


      Sincerely,



Brian Cascio
Accounting Branch Chief


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Mr. Roderick de Greef
Cambridge Heart, Inc.
December 23, 2005
Page 2